Exhibit 99.15

Fire & Flower Enters Into Commitment Letter for up to $10 Million (with an option for an additional $5 Million subject to conditions) in Senior Secured Credit with ATB Financial

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, April 21, 2020 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF OTCQX: FFLWF) today announced that it has entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 Million subject to conditions as further described below) in secured, non-dilutive credit facilities with ATB Financial (the “Commitment Letter”).

The new financing will be comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million, and a term loan in the amount of $5 million. Both loan facilities bear interest at ATB Financial’s reference rates plus a spread. The Commitment Letter also includes an “accordion” option to increase the revolving facility by an additional $5 million, subject to ATB Financial’s consent and certain other customary conditions. Funding will become available under the Commitment Letter upon the Company satisfying all applicable conditions precedent, which it anticipates it will accomplish prior to the end of April, 2020.

“These new credit facilities will continue to strengthen our financial position and enable Fire & Flower to continue its national growth plan across cannabis retail markets in Canada,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower.

Fire & Flower has obtained these credit facilities on favorable commercial terms and are secured by the assets of the Company and its subsidiaries. Additional details on the credit facilities with ATB Financial can be found in the Company’s documents that will be filed on SEDAR at www.sedar.com.

ATB Financial is the largest Alberta-based financial institution with over $50 billion in assets.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct, including when or whether the financing will be completed.

Fire & Flower assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 21-APR-20